DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

04046223

November 3,2004

file number: 50277-00001

SUPPL

RECEIVED
SEC MAIL PROCESSING
NOV 16 2004
WASH. D.C. 185 SECTION

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein
Legal Assistant

DO/ram
Encls.

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

11/22

Exemption No. 82-1209

November 3, 2004

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a) Annual Report
(including annual audited financial
statements and auditor's report thereon
and Management Discussion and Analysis)

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Unaudited financial statements for the 9 month period ended August 31, 2004 and MD&A and Certificate of CEO & CFO
(e)	News Releases	October 5, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Unaudited financial statements for the 9 month period ended August 31, 2004 and MD&A and Certificate of CEO & CFO
(e)	News Releases	October 5, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods and following each fiscal year-end, and Management Discussion and Analysis	Unaudited financial statements for the 9 month period ended August 31, 2004 and MD&A Certificate of CEO & CFO
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82 1807

GGL DIAMOND CORP

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2004

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	August 31, 2004	November 30, 2003
ASSETS		
Current		
Cash and cash equivalents	$ 1,757,723	$ 1,575,129
Sundry receivable	80,027	59,318
Prepaid expense	1,500	3,807
Marketable securities	3,800	3,800
	1,843,050	1,642,054
Mineral properties and deferred exploration costs (Note 1)	9,476,227	7,399,202
Property, plant and equipment	288,105	285,006
	$ 11,607,382	$ 9,326,262
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 398,181	$ 211,460
Current portion of mortgage loan	13,124	13,124
	411,305	224,584
Mortgage loan	47,228	57,676
	458,533	282,260
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	22,393,539	19,909,724
Contributed surplus	546,961	141,628
Deficit	(11,791,651)	(11,007,350)
	11,148,849	9,044,002
	$ 11,607,382	$ 9,326,262

Subsequent event Note 8

Approved by the Board of Directors:

Director *"J. Haig deB. Farris"* Director *"Raymond A. Hrkac"*

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	August 31, 2004	August 31, 2003
Administration costs		
Amortization	$ 831	$ 495
Consulting fees	18,000	12,570
Corporate relations	10,960	17,225
Interest expense	199	279
Legal and audit	14,358	2,257
Licences, taxes, insurance and fees	1,706	8,892
Office services and expenses	33,695	21,739
Shareholders' meetings and reports	2,823	1,079
Stock based compensation	(37,149)	-
Travel	7,733	27,726
Operating loss	(53,156)	(92,262)
Other income (loss)		
Interest income	265	5,027
Foreign exchange adjustments	(1,241)	156
Part XII.6 Tax expense (Note 9)	(11,500)	-
General exploration costs	(29,504)	(24,235)
	(41,980)	(19,052)
Loss for the period	(95,136)	(111,314)
Deficit, beginning of period	(11,696,515)	(10,260,742)
Deficit, end of period	$ (11,791,651)	$ (10,372,056)
Net loss per share	$ 0.001	$ 0.002
Weighted average number of common shares outstanding	68,532,033	57,599,124

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended
(Unaudited)

	August 31, 2004	August 31, 2003
Administration costs		
Amortization	$ 2,493	$ 1,485
Consulting fees	50,314	37,407
Corporate relations	22,815	59,911
Interest expense	811	722
Legal and audit	27,954	28,718
Licences, taxes, insurance and fees	28,477	27,256
Office services and expenses	104,026	58,423
Shareholders' meetings and reports	23,417	19,868
Stock based compensation	405,333	-
Travel	33,429	35,025
Operating loss	(699,069)	(268,815)
Other income (loss)		
Interest income	23,299	10,123
Foreign exchange adjustments	(2,095)	(2,372)
Part XII.6 Tax expense (Note 9)	(11,500)	-
General exploration costs	(94,936)	(57,771)
	(85,232)	(50,020)
Loss for the period	(784,301)	(318,835)
Deficit, beginning of period	(11,007,350)	(10,053,221)
Deficit, end of period	$ (11,791,651)	$ (10,372,056)
Net loss per share	$ 0.01	$ 0.01
Weighted average number of common shares outstanding	68,532,033	57,599,124

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	August 31, 2004	August 31, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (95,136)	$ (111,314)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	8,593	6,486
- stock based compensation	(37,149)	-
	(123,692)	(104,828)
Change in non-cash working capital items:		
- sundry receivable	82,641	80,449
- prepaid expenses	8,205	(215)
- accounts payable and accrued liabilities	(131,129)	36,971
	(163,975)	12,377
Cash flows from (used in) financing activities		
Shares issued for cash	1,113,000	1,320,267
Share issuance cost	-	(94,120)
Principal reduction of mortgage loan	(3,752)	(3,053)
	1,109,248	1,223,094
Cash flows from (used in) investing activities		
Mineral property costs	(638)	(34,504)
Deferred exploration costs	(671,843)	(557,987)
Purchase of capital assets	(2,741)	(3,945)
	(675,222)	(596,436)
Increase in cash and cash equivalents	270,051	639,035
Cash and cash equivalents, beginning of period	1,487,672	521,638
Cash and cash equivalents, end of period	$ 1,757,723	$ 1,160,673
Supplementary cash flow information		
Cash paid for interest charges	$ 1,041	$ 1,819

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2004	August 31, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (784,301)	$ (318,835)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	24,958	18,273
- stock based compensation	405,333	-
	(354,010)	(300,562)
Change in non-cash working capital items:		
- sundry receivable	(20,709)	35,941
- prepaid expenses	2,307	87,712
- accounts payable and accrued liabilities	186,721	(19,423)
	(185,691)	(196,332)
Cash flows from (used in) financing activities		
Shares issued for cash	1,494,000	2,556,767
Shares issued for cash – flow-through shares	1,004,500	-
Share issuance cost	(14,686)	(251,323)
Principal reduction of mortgage loan	(10,448)	(9,516)
	2,473,366	2,295,928
Cash flows from (used in) investing activities		
Mineral properties	(94,436)	(47,079)
Deferred exploration costs	(1,982,589)	(1,061,180)
Purchase of capital assets	(28,056)	(10,076)
	(2,105,081)	(1,118,335)
Increase in cash and cash equivalents	182,594	981,261
Cash and cash equivalents, beginning of period	1,575,129	179,412
Cash and cash equivalents, end of period	$ 1,757,723	$ 1,160,673
Supplementary cash flow information		
Cash paid for interest charges	$ 3,487	$ 4,141

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2004

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2003.

1. Mineral Properties and Deferred Exploration Costs

[-----December 1, 2003 to August 31, 2004------]

	Balance November 30, 2003	property cost additions	exploration cost additions	written off	Balance August 31, 2004
Doyle Lake	$ 718,214	$ -	$ 40,899	$ -	$ 759,113
Clinton	18,619	-	1,744	-	20,363
Fishback Lake and Dessert Lake	246,825	62,646	473,387	-	782,858
CH	4,077,385	-	1,451,119	-	5,528,504
Regional, NWT	41,944	-	815	-	42,759
Happy Creek	907,030	-	8,882	-	915,912
McConnell Creek and other	1,389,185	31,790	5,743	-	1,426,718
	$ 7,399,202	$ 94,436	$ 1,982,589	$ -	$ 9,476,227

	Balance November 30, 2003	Dec 1/03 t Additions	August 31/04 written off	Balance August 31, 2004
Mineral property costs	$ 483,597	$ 94,436	$ -	$ 578,033
Deferred exploration costs	6,915,605	1,982,589	-	8,898,194
	$ 7,399,202	$ 2,077,025	$ -	$ 9,476,227

Exploration costs incurred during the nine months ended:

	August 31, 2004	August 31, 2003
Charter Aircraft	$ 479,393	$ 153,200
Drilling, trenching, sampling	284,401	249,583
Licences and recording fees	25,662	13,019
Project supplies	110,105	82,999
Salaries and wages	111,315	75,379
Survey	569,072	231,419
Technical and professional services	264,300	151,848
Transportation	138,341	103,733
	$ 1,982,589	$ 1,061,180

During the period, the Company staked six additional McConnell Creek claims in British Columbia and 13 Fishback Lake claims in the Northwest Territories.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2004

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2003	65,528,020	$19,909,724
Issued pursuant to flow-through share agreements		
Less share issuance costs of $14,686	2,232,222	989,815
Exercise of warrants	6,010,000	1,202,000
Exercise of stock options	1,015,000	292,000
Balance, August 31, 2004	74,785,242	$22,393,539

(c) During the period ended August 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(i) issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000.

(d) At August 31, 2004, there were no share purchase warrants outstanding:

3. Stock Options

During the period, the Company's Board of Directors approved and granted 1,475,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over eighteen months and are exercisable for five years.

The Company's Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options. On May 14, 2004, at the shareholders Annual and Special Meeting, the shareholders approved the amendment to the Plan.

Stock options outstanding as at August 31, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2003	6,155,000	$ 0.27
Granted	1,475,000	$ 0.50
Exercised	(1,015,000)	$ 0.29
Expired	(750,000)	$ 0.30
Options outstanding at August 31, 2004	5,865,000	$ 0.32

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2004

3. **Stock Options** (continued)

The weighted average fair value of the options granted during the period ended August 31, 2004 was $0.50.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,865,000	2.90	$ 0.32	4,822,500	$0.29

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued in 2003, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	August 31, 2004	August 31, 2003
Net (loss) for the period:		
- as reported	$(784,301)	$(318,835)
- pro-forma	$(793,386)	$(329,498)
Basic and diluted (loss) per share:		
- as reported	$(0.01)	$(0.006)
- pro-forma	$(0.01)	$(0.006)

In 2004, the fair value of all options granted to employees, directors and consultants is recognized as stock based compensation cost in the financial statements. In calculating the stock based compensation for 2004 onwards, the Company has changed the expected life for options from 5 years to 3 years.

4. **Related Party Transactions**

During the nine months ended August 31, 2004, the Company was billed $72,947 by a director who is the President and CEO (August 31, 2003– $36,000) for consulting

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2004

fees and technical and professional services. $8,062 is recorded in accounts payable at August 31, 2004 (August 31, 2003 - $24,000).

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2004 and August 31, 2003.

The Company's total assets are segmented geographically as follows:

	August 31, 2004	August 31, 2003
Canada	$10,691,470	$6,337,049
United States	915,912	906,916
	$11,607,382	$7,243,965

6. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of August 31, 2004. If the conditions precedent had been satisfied at August 31, 2004, the amount owing under the agreement would be $182,207 in addition to the $8,062 owing at August 31, 2004 (see Note 4 – Related Party Transactions).

7. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

8. Subsequent Events

Subsequent to August 31, 2004, Mr. R. Timothe Huot resigned as a director of the Company for business reasons unrelated to GGL's operations.

9. Part XII.6 Tax Expense

During the period, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2003 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February 2004) by the prescribed interest rate (divided by 12) set by

Canada Customs and Revenue Agency. The prescribed interest rate between February 29 and June 30, 2004 was 5%. All the flow-through funds were spent by June 30, 2004.

GGL DIAMOND CORP.

Management Discussion and Analysis

(Form 51-102F1)

For the Nine Months ended August 31, 2004

The following discussion of the results and financial position of the Company for the nine months ended August 31, 2004 should be read in conjunction with the information provided in the 2003 Annual Report of the Company and both the February 29, 2004 and May 31, 2004 Quarterly Reports. The material herein, as of this 29th day of October 2004, updates the information as of April 7, April 26 and July 28, 2004 contained in the MD&A of those reports, respectively.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON

Doyle Joint Venture, De Beers 60%, GGL 40% (carried interest)

De Beers is in the process of completing the lease requirements for the joint venture mineral claims LA 4 to LA 9 inclusive, the fractional claims Extra 2 to Extra 4 inclusive, and the Extra 10. A winter ground gravity survey identified five potential kimberlite targets on these claims. The gravity survey was continued this past summer over the land area south of Kennady Lake, bringing the planned survey area to approximately 60% completion. The remaining area to be surveyed will be completed this winter at which time targets may be selected for drilling.

The area adjoins the Mountain Province Diamonds Inc. claims, the boundary being within a few hundred metres of diamond-bearing pipes Hearne and 5034, which are being evaluated for production.

Doyle, GGL 100% Owned Claims

Doyle Diamondiferous Kimberlite Sill

Last year, 2003, two 4.8 kg drill core samples, DOY-03-185C and DOY-03-194C were sent to the De Beers Geoscience Centre for heavy mineral analysis (HMA) and microprobe analysis. This is an excerpt from the summary and remarks section of the report, which was recently received:

> "Based on indicator major element mineral chemistry, the Gerle Gold kimberlite shows high diamond-bearing potential and favourable redox conditions for diamond preservation."

The samples were taken by De Beers and submitted to their lab in Johannesburg. The results support our decision to continue to explore and sample the Doyle Sill.

De Beers Canada Exploration Inc. has provided GGL with the results of a routine audit of the MiDA (microdiamond analysis) from the 2003 drilling of the Doyle Sill which originally reported 161 diamonds in 84.50 kilograms of kimberlite. The audit was performed by Saskatchewan Research Council (SRC) on the residues from this analysis. An additional 16 diamonds were recovered. They

included one macrodiamond recovered on the 0.425 mm bottom sieve and 15 microdiamonds. Of the sixteen additional stones, 12 were less than 0.150 mm in size. The overall result is that the 84.50 kilogram sample contained 177 stones rather than the 161 previously reported.

The kimberlite sill has been traced for a strike length of two kilometres, along which the thickness varies but averages two metres. For the most part, there is no information as to extent of the down dip, its thickness, or diamond content. At Snap Lake, a comparable sill, the thickest section was found almost one kilometre down dip. To evaluate the Doyle Sill, further exploration is necessary.

The Company continued exploration on its 100%-owned Doyle claims by collecting 39 kimberlite indicator mineral samples from five areas which, based on unexplained indicator minerals, have the potential to host diamondiferous kimberlite pipes. A legal survey has been completed and preparations are in progress to lease the ten-year-old claims.

CH PROJECT AREA, CENTRAL SLAVE CRATON

During the last quarter an airborne geophysical survey, using the Fugro Resolve magnetic/electromagnetic system, was flown over the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. The final report from Fugro containing the corrected and levelled data was received this October and is being evaluated.

This new survey covered eight claims at Courageous and four claims at Seahorse, which had not been flown in previous surveys. Using preliminary data supplied by Fugro, 19 geophysical anomalies on the Courageous claims were selected from the survey. Of these, five were designated high priority and six have indicator mineral support from the previous year's sampling. Thirty new samples were collected in September. At the Seahorse claims fourteen geophysical anomalies were selected from the preliminary data. Three have indicator mineral support from previous sampling and 34 new samples were collected in September. Twenty new samples were taken from other claims on the Seahorse property.

The Fugro geophysical survey flown at Winter Lake North and Winter Lake South was flown to locate targets for the eight indicator mineral trains on these claims. The final Fugro report has been received and will be interpreted over the winter months.

The Zip-de property was explored with an additional 82 indicator mineral samples taken in August 2004. These claims have high indicator mineral counts and chemistry indicative of kimberlites from the diamond stability field. The sampling will help to sort out merging indicator mineral trains.

SEAHORSE KIMBERLITES

In 2002, the Company drilled three kimberlites subsequently named Rainier, Shasta, and Adams, on the wholly-owned Seahorse group of claims, 40 kilometres southwest of the Ekati Diamond Mine. In 2004, two core samples from each of the Rainier and Shasta kimberlites were submitted to the De Beers Geoscience Centre for HMA analysis.

Each of the Rainier samples contains a +0.105mm microdiamond. The kimberlite is a very fine grained black rock and few indicators were seen during logging of the core. However the two samples from the Rainier, 4.92kg and 4.3kg, returned a significant number of kimberlitic indicator minerals including: 21 garnets including two G-10 garnets, one of which is from the 'diamond stability field', 119 chrome diopsides were analysed and most derive from a garnet peridotite and

indicate a moderately depleted source, 19 probed ilmenites were favourable for diamond preservation, and 288 probed spinels indicated that the kimberlite may be highly prospective with regards to diamonds.

The samples from the Shasta contained a garnet with exceptionally good G-10 chemistry and spinel and clinopyroxene chemistry indicate sampling of mantle at high pressure. Geothermobarometry estimates support sampling of mantle within the diamond stability field.

We now believe the three Seahorse kimberlites failed to breach the surface and in light of the presence of microdiamonds and positive indicator chemistry results we are considering if deeper drilling is warranted.

CH PROJECT SUMMARY

The recent work at Courageous and Seahorse, when added to the Starfish, Zip-de, Winter Lake North and Winter Lake South, brings the total number of indicator mineral trains that need to be prioritized for drilling, to 33. One of the new targets at Courageous appears to be over six hectares, while one of the new targets at Seahorse may be approaching 25 hectares. Interpretation of the final levelled data from Fugro will be needed to confirm these dimensions.

FISHBACK LAKE PROJECT, SOUTHWEST SLAVE CRATON "BIG HOLE" KIMBERLITE TARGET

The lake containing the 'Big Hole' was first selected as an area of interest after a 1993 fixed wing airborne magnetometer survey revealed that a number of linear magnetic features were terminated by a magnetic low of substantial size.

A program of indicator mineral sampling was initiated although only limited amounts of washed till remained in an area of extensive bedrock exposure. A few kimberlite indicator minerals were recovered down ice of the lake.

It was only when the end of a seismic survey line recorded a water depth of 75 metres and a bathymetry survey was completed over the entire lake, that the outline emerged of a steep-walled oval hole with a flat bottom one kilometre in size. This discovery was followed by a lake sediment sample survey which, when the samples were analyzed, returned anomalous values in those elements common to kimberlites.

Analyses of granite-breccia found on the shore of the lake returned a G-9 pyrope and eclogitic garnets, both kimberlite indicators. This prompted a second attempt at indicator mineral sampling and a re-examination of concentrates from previous sampling. As a result, up to 15 kimberlitic indicators were recovered from one sample and two ilmenites were found containing delicate resorption surfaces with perovskite/leucoxene coatings. The ilmenites are important as such surfaces would not be expected to travel far from the source.

In May of this year an airborne geophysical survey was flown over the lake. The Fugro survey shows that the "Big Hole" lies within a quiet magnetic area. The EM data shows a significant conductor correlating to the southern part of the big hole. A ground gravity survey over this target identified an isolated gravity low between 500 and 900 metres in diameter. The larger EM anomaly models as a bedrock conductor similar to known kimberlites.

A –45° drill hole was drilled to a depth of 841 metres before being terminated due to excessive deviation from the planned direction of 165°. Indirect evidence of kimberlite was encountered in the form of alteration, breccia and microbreccia, within the granite drilled.

A thin section of microbreccia from the drill core was sent to the Teck/Cominco lab in Vancouver, whose lab report stated, "The rock might be a water lain crystal tuff or ash debris. It is foliated but not disturbed". This is unusual for core from 500 metres below surface that has upper and lower contacts with altered granite. However the lab only had the thin section and was not aware of the context. A similar description is found in granitic breccia above a known kimberlite body at Snap Lake. This is further positive evidence for the presence of kimberlite.

New claims have been staked in the area and the old claims over the "Big Hole" are being taken to lease. A further 59 indicator mineral samples have been taken and preliminary visual results point to another kimberlite in the area.

The "Big Hole" and two other geophysical targets in the same lake will be evaluated for a winter drill program.

CONSIDERATIONS FOR FUTURE EXPLORATION

The drill targets found to date at the De Beers/GGL Doyle property provide an excellent opportunity for the discovery of one or more diamondiferous kimberlites. The Company is carried as to its 40% and is not required to fund exploration here.

The Company has 100% ownership of a large land package, which it has managed to maintain and explore to the present final exploration and drilling stage with excellent and multiple chances for finding diamonds.

To successfully complete the exploration plan on our properties, the Directors of the Company believe we should consider financing exploration and development for some of our properties through joint ventures with suitable and capable partners.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at August 31, 2004, the Company had incurred exploration costs on mineral properties of $1,982,589 (charter aircraft $479,393; drilling, trenching and sampling $284,401; licenses and recording fees $25,662; salaries and wages $111,315; surveys $569,072; technical and professional services $264,300; transportation $138,341 and project supplies of $110,105). Exploration costs for the nine months ended August 31, 2004 are higher than 2003 by $921,409, an increase of 86.8%. A majority of this increase was for the ground and airborne geophysical surveys conducted over our claims, chartered aircraft hired to move crews and equipment out to and between the properties and for consultants and employees hired to perform and monitor the exploration program. The December 2003 flow-through financing allowed us to execute a larger field program this season.

On a per project basis, the Company spent the $1,982,589 exploration costs as follows: $1,451,119 on the CH project, $40,899 on the Doyle Lake project, $1,744 on the Clinton, $5,743 on the McConnell Creek, $8,882 on the Happy Creek Gold/Silver Property, $815 on Regional, and $473,387 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $784,301 for the nine months ended August 31, 2004 compared to a net loss of $318,835 for the same period ended August 31, 2003 (an increase of 146% from 2003 to 2004). The increase in net loss was primarily due to the recording of stock based compensation in 2004 for the stock options granted to the Company's employees, directors and consultants.

During the nine month period, the Company incurred a tax expense of $11,500 on the monthly unspent balance of flow-through funds from the December 2003 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February 2004) by the prescribed interest rate (divided by 12) set by Canada Customs and Revenue Agency. The prescribed interest rate between February 29 and June 30, 2004 was 5%. All the flow-through funds were spent by June 30, 2004.

Revenue for the nine months ended August 31, 2004 was $23,299 consisting of interest income compared with $10,123 for the period ended August 31, 2003. The increase in funds raised during the 3rd and 4th quarter of 2003 and the 3rd quarter of 2004 generated more interest income for the Company.

ACQUISITION AND DISPOSITION OF RESOURCE PROPERTIES AND WRITE OFFS

There were no write offs of exploration and mineral property costs for the nine months ended August 31, 2004.

During this period, six McConnell Lake claims were staked in British Columbia and 13 Fishback Lake claims were staked in the Northwest Territories.

RELATED PARTY TRANSACTIONS

During the nine months ended August 31, 2004, the Company was billed $72,947 ($8,062 is included in accounts payable in 2004) by R.A. Hrkac, the President and Chief Executive Officer for technical and professional services provided. For the same comparative period in 2003, the Company was billed $36,000 ($24,000 of which is included in accounts payable in 2003) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at August 31, 2004, the amount owing under the agreement would be approximately $182,207.

The Company has a mortgage loan on its Yellowknife house of approximately $60,352, which becomes due on January 1, 2005.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)
Total Revenues	265	784	22,250	9,203	5,027	3,975	1,121	1,646
Net Income (Loss)	(95,136)	(436,210)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)
Net income (loss) per share	(0.001)	(0.007)	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended August 31, 2004, the Company experienced a negative cash flow of $354,010 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in consulting fees, and office services and expenses.

The Company's cash position as at August 31, 2004 was $1,757,723. The increase in cash position compared to November 30, 2003 was due principally to funds received upon the exercise of share purchase warrants during the 3rd quarter of 2004.

During the nine months ended August 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) Issued 6,010,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $1,202,000.

(iii) Issued 1,015,000 common shares pursuant to the exercise of stock options between $0.20 and $0.30 per common share for gross proceeds of $292,000.

100,000 warrants and 750,000 stock options expired unexercised during the period. See Notes 2 and 3 of the Consolidated Financial Statements for August 31, 2004.

SUBSEQUENT EVENT

Subsequent to August 31, 2004, Mr. R. Timothe Huot resigned as a director of the Company for business reasons unrelated to GGL's operations.

OUTSTANDING SHARE DATA AS OF October 29, 2004:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number	Issued Value
Common	No par value	250,000,000	74,785,242	$ 22,393,539

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	25,000	$0.25	Dec. 27, 2004
Options	55,000	$0.50	Dec. 27, 2004
Options	519,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	959,333	$0.20	July 18, 2007
Options	686,667	$0.25	Feb. 06, 2008
Options	395,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,020,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Total	5,805,000		

(c) There are no warrants outstanding.

(d) There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

Raymond A. Hrkac
President & CEO

J. Haig deB. Farris
Director

Draft #8
November 3, 2004

TOQUIMA MINERALS CORPORATION

Re: Initial Public Offering

Initial Public Offering ("Offering") of 3,333,334 common shares ($2 Million) of Toquima Minerals Corporation ("Toquima") and listing on the TSX Venture Exchange as amended to an offering of 4,000,000 Units ($2 Million) ("Amended Offering").

LIST OF DOCUMENTS AND TIMETABLE

Important Dates (Estimates Only):

• Date of Preliminary Prospectus of Toquima	July 16, 2004
• Date of MRRS Receipt for Preliminary Prospectus of Toquima	July 19, 2004
• Date of Final Prospectus of Toquima	October 8, 2004
• Date of MRRS Receipt for Final Prospectus of Toquima (Effective Date)	October 12, 2004
• Date of Amendment No. 1	November •, 2004
• Date of MRRS Receipt for Amendment No. 1	November •, 2004
• Toquima Offering Day	•, 2004
• Closing of Offering	•, 2004
• Shares listed and posted for trading on TSX-V	•, 2004

Definitions:

"Agent"	Haywood Securities Inc.
"Agent's Counsel"	Getz Prince Wells
"ASC"	Alberta Securities Commission
"Auditor"	De Visser Gray, Chartered Accountants, auditor for Toquima
"BCSC"	British Columbia Securities Commission
"CDS"	The Canadian Depository for Securities Limited
"Commissions"	BCSC and ASC
"Davis"	Davis & Company, solicitors for Toquima
"MLR"	Minimum Listing Requirements (as outlined in TSX-V Policy 2.1)
"MRRS"	Mutual Reliance Review System for Prospectuses and AIFs under National Policy 43-201
"Rubicon"	Rubicon Minerals Corporation, the principal shareholder and a promoter of Toquima
"Transfer Agent"	Pacific Corporate Trust Company, Registrar and Transfer Agent for Toquima
"TSX-V"	TSX Venture Exchange Inc.

		Responsibility	Status
	PART I - STOCK OPTION PLAN		
1.	Form of Stock Option Plan.	Davis	Complete

		Responsibility	Status
2.	Resolutions of the Directors of Toquima approving the Stock Option Plan and granting stock options under Stock Option Plan.	Toquima/ Davis	Complete
3.	Shareholder approval for Stock Option Plan.	Toquima/ Davis	Complete
4.	Obtain TSX-V approval for Stock Option Plan (file Stock Option Plan with initial listing application).	Davis/TSX-V	
5.	Prepare Stock Option Certificates	Toquima/Davis	Complete

PART II - PRE-FILING MATTERS

1.	Request reservation of company's name with TSX-V pursuant to TSX-V Policy 5.8.	Davis	Complete
2.	Engagement Letter between Toquima and Agent including Confidentiality Agreement between the Agent and Toquima in compliance with s. 20(2)(b) of *Personal Information Protection Act* (BC) re: personal information of employees, customers, directors, officers and shareholders.	Toquima/ Davis/ Agent/ Agent's Counsel	Complete
3.	Directors' resolutions appointing audit committee (as required by TSX-V Policy 3.1).	Davis/Toquima	Complete
4.	Application to CDS for CUSIP number for common shares .	Davis	Complete
5.	Commence due diligence of Toquima's business including obtaining copies of all material contracts, shareholders' list.	Agent/ Agent's Counsel	Complete
6.	Obtain TSX-V Form 2A, Personal Information Form, or statutory declaration, where applicable, and resumes, from each of the proposed directors, senior officers of Toquima: (a) Robert D. Thomas, Jr. (b) David W. Adamson (c) J. Garfield MacVeigh (d) Michael J. Gray (e) Peter Wong (f) Thomas P. Erwin (g) Timothy Percival	Toquima/ Davis	Complete
7.	First Draft of Preliminary Prospectus.	Davis	Complete
8.	Review / analysis of financial statement requirements for the Prospectus.	Davis	Complete
9.	Compile audited annual and prepare unaudited interim financial statements for Toquima's Preliminary Prospectus.	Auditor	Complete
10.	Letter to all directors and senior officers of Toquima and the Promoter with respect to obligations and Questionnaire.	Davis	Complete
11.	Directors, officers and Promoters Questionnaires.	Agent's Counsel/Davis	Complete
12.	Prepare and execute Escrow Agreement.	Davis/ Principals of Toquima	Complete
13.	Prepare and execute Seed Capital Resale Restrictions Pooling Agreement	Davis/Toquima/certain seed shareholders	Complete

		Responsibility	Status
14.	Directors' resolutions of Toquima approving: (a) initial public offering and Engagement Letter; (b) the audited and interim financial statements and their inclusion in the Preliminary Prospectus (c) the Preliminary Prospectus and authorize execution; and (d) the TSX-V listing.	Davis	Complete
15.	Directors Resolutions of Rubicon approving: (a) the Preliminary Prospectus of Toquima and authorize execution of the certificate page by an authorized signing officer of Rubicon		Complete
16.	Create SEDAR profile for Toquima (NI 13-101).	Davis	Complete
17.	Title Opinion on Palmer Property to Agent and Agent's Counsel	Toquima	Complete
	PART III - APPOINTMENT OF TRANSFER AGENT		
1.	Executed Transfer Agent Agreement with Fee Schedule annexed.	Toquima/ Transfer Agent	Complete
2.	Provide the following to the Transfer Agent:	Davis	
	(a) Certified copy of directors' resolutions of Toquima appointing Transfer Agent to be transfer agent and registrar of the Common Shares and designating officers to execute the agreements;		Complete
	(b) Certified copy of all constating documents of Toquima together with certified copies of all supplements, amendments or changes thereto;		Complete
	(c) Certificate of Incumbency showing the names and offices of Toquima's officers including specimens of the signatures of those officers authorized to sign share certificates and of those officers authorized to instruct the Transfer Agent;		Complete
	(d) Specimen of the form of share certificate adopted by the directors of Toquima and authorized to be countersigned by Transfer Agent, as transfer agent; and		Complete
	(e) Opinion of Toquima's counsel addressed to the Transfer Agent advising that:		Complete
	i. Toquima is duly formed and that under the laws of its jurisdiction, all necessary or desirable corporate action has been taken to constitute the shares of Toquima for issue, and that, upon payment therefore, are fully paid and non-assessable;		Complete
	ii. the form of shares has been examined and approved by Toquima and has been duly adopted for use by Toquima;		Complete
	iii. the Transfer Agent has been properly and legally appointed as the transfer agent and registrar for the shares and may act in such capacity;		Complete
	iv. the number of shares authorized for issuance and the number of shares currently issued and outstanding.		Complete

		Responsibility	Status
	(f) Identification of each signing officer	Toquima	Complete
3.	If not to be printed electronically, supply share certificates to Transfer Agent.	Davis	N/A
	PART IV - INITIAL LISTING APPLICATION TO TSX-V		
1.	Initial submission to the TSX-V, including: (a) letter requesting conditional acceptance of listing of Common Shares, also Stock Option Plan and employment contracts, including explanation of how Toquima meets MLR; (b) copy of the draft Preliminary Prospectus; (c) list of all outstanding securities of Toquima; (d) Personal Information Form (2A) or Statutory Declaration, where applicable, and resume from each director, senior officer, promoter and other insider of Toquima; (e) copies of all material contracts, including management contracts and Stock Option Plan; (f) draft copies of all material agreements which Toquima expects to enter into before or contemporaneously with the listing (e.g., Agency Agreement); (g) copy of the Memorandum and Articles of Toquima and amendments thereto; (h) Confirmation that Toquima has reserved its name with the TSX-V in accordance with Policy 5.8; (i) Geological report for the Palmer Property (in compliance with NI 43-101); and (j) Preliminary Assessment fees - $2,000 plus GST	Toquima/Davis	Complete
2.	Respond to TSX-V queries and submit additional documents requested.	Toquima/ Davis	Complete
3.	Conditional acceptance by the TSX-V.	TSX-V	Complete
	PART V - PRELIMINARY PROSPECTUS		
1.	Finalize Preliminary Prospectus, including financial statements and certificate pages.	Davis/ Toquima/ Auditor	Complete
2.	File Preliminary Prospectus with the Commissions on SEDAR (with Certificates of Toquima and Agent dated within 3 days of filing), along with the following: (a) Letter to the Principal Regulator under NP 43-201 (British Columbia) prepared in accordance with 7.2.2. of NP 43-201 with additional cover letter requirements of s.4.2(a) of BC Policy 41-601, and a description of the steps being taken to list Toquima's securities (s. 4.2(b)); (b) Palmer Report; (c) Personal Information Forms (TSX-V Form 2As) for each director and officer, promoter or control person; (d) Copy of all material contracts;	Davis	Complete

		Responsibility	Status
	(e) auditor's comfort letter regarding annual audited financial statements; and		
3.	Originally signed certificate pages to the Preliminary Prospectus from Toquima and promoters.	Toquima	Complete
4.	Originally signed certificate pages to the Preliminary Prospectus from the Agent.	Agent	Complete
5.	Arrange for printing commercial copies of Preliminary Prospectus, if requested by Agent.	Davis/Toquima	Complete
6.	Draft and issue press release disclosing Offering.	Davis/Toquima	Complete
7.	File final Preliminary Prospectus including financial statements and certificate page with the TSX–V along with the following: (a) copy of the letter to the Commissions; (b) copies of all documents not previously filed with the TSX-V for the preliminary assessment	Davis	Complete

PART VI - WAITING PERIOD

1.	First comment letter from BCSC.	BCSC	Received - Partial Response to BCSC on August 10
2.	Response to first comment letter.	Davis	Complete
3.	Additional comments and responses	BCSC/Davis	Complete
4.	Clearance to file final materials from BCSC.	BCSC	Complete

PART VII - FINAL PROSPECTUS & EFFECTIVE DATE

1.	Finalize audited annual financial statements with updated unaudited interim statements for Toquima's Final Prospectus.	Auditor	Complete
2.	Directors' resolutions of Toquima: (a) approving the Final Prospectus and financial statements and authorizing execution by CEO, CFO and two directors; (b) authorizing execution of the Agency Agreement;	Toquima/ Davis	Complete
3.	Directors' resolutions of Rubicon approving the Final Prospectus of Toquima	Rubicon/Davis	Complete
4.	Originally signed certificate pages to the Final Prospectus from Toquima	Toquima	Complete
5.	Originally signed certificate pages to the Final Prospectus from the Agent.	Agent	Complete
6.	Confirm financial disclosure in Final Prospectus with Auditor; obtain consent from Auditor to use their Report to Directors of Toquima for inclusion in the Final Prospectus, consent letter and comfort letter with respect to unaudited financial statements and confirmation that they have read the Final Prospectus and there are no misrepresentations with respect to the financial disclosure.	Davis/ Toquima	Complete

		Responsibility	Status
7.	Confirm geological disclosure in Final Prospectus with author of Palmer Report; obtain consent from author to file the Palmer Report, to extract parts of the reports into the Final Prospectus and confirmation that he has read the Final Prospectus and there are no misrepresentations with respect to the geological disclosure.	Davis/ Toquima	Complete
8.	Executed Agency Agreement between Toquima and Agent	Toquima/ Davis Agent/ Agent's Counsel	Complete
9.	File on SEDAR the following: (a) Letter to the Principal Regulator under NP 43-201 (British Columbia) prepared in accordance with 7.4.4. of NP 43-201 with additional cover letter requirements of s.9.2 of BC Policy 41-601, if applicable; (b) Final Prospectus including Consent of Auditors and final financial statements (c) copy of the Final Prospectus, blacklined from the Preliminary Prospectus; (d) consent from Auditor re: audited financial statements; (e) consent from author of Palmer Report; (f) any material contracts not filed before (eg. Agency Agreement); (g) auditor's comfort letter regarding unaudited financial statements; and (h) Letter under section 7.4.4 of NP 43-201 (i) final Technical Report	Davis	Complete
10.	File a manually signed SEDAR Form 6 Certificate of Authentication for each signatory to the Final Prospectus within 3 days of filing the Final Prospectus (NI 13-101, s.4.3)	Toquima/Davis	Complete
11.	Receipt for Final Prospectus under MRRS	Davis	Complete
12.	Arrange for printing commercial copies of Final Prospectus.	Davis/Toquima	Complete
13.	Draft and issue press release for issuance of Final Prospectus.	Davis/Toquima	Complete
14.	Form 51-102F3, Material Change Report	Davis/Toquima	Complete
15.	Comfort Letter from the Auditor to Haywood and Agent's Counsel	Auditor	Complete
16.	Letter to TSX-V enclosing a copy of the submission letter to the principal regulator – final prospectus and supporting documents	Davis	Complete

PART VIII - PRE-CLOSING MATTERS RE: OFFERING

1.	Prepare and file SEDI Profile for Toquima and Initial Insider Reports.	Davis/ Toquima	Instructed October 12
2.	Prepare notice with the Commissions re: ceasing to be a private company and equivalent in other provinces (Form 45-102F1).	Davis	No longer applicable

		Responsibility	Status
3.	Directors resolution of Toquima: (a) authorizing the allotment and issuance of the shares to be issued under the Offering; (b) authorizing the allotment and issuance of the 50,000 Corporate Finance Fee shares (c) creating and conditionally issuing Agent's Warrants, reserve for allotment and issuance the shares upon exercise of Agent's Warrants.	Davis	Complete

PART IX - AMENDMENT NO. 1

		Responsibility	Status
1.	Application to CDS and Co for CUSIP number for the warrants.	Davis	Sent Nov 1
2.	Prepare Amendment No. 1 to the Final Prospectus regarding Amended Offering and circulate to the Company, the Auditor, the Agent and Agent's Counsel for comments.	Davis	Sent for comments Nov 3
3.	Amendment to the Agency Agreement.	Agent's Counsel	
4.	Amendment to the Leach Hot Springs Property to delay cash payment to December 1, 2004.	Toquima	Completed
5.	Warrant Transfer Agency Agreement between Toquima and the Transfer Agent with respect to the Warrants included in the Units.	Davis/Toquima/ Transfer Agent	Drafted
6.	Receive comments on draft of Amendment No. 1 to the Prospectus and finalize for execution.	Davis	
7.	Directors' Resolutions of Toquima: (a) approving the change in the Offering to the Amended Offering; (b) approving the amendment to the Agency Agreement; (c) approving Amendment No. 1 to the Final Prospectus and authorizing execution; (d) allotting and issuing the shares included in the Units, the Warrants, and conditionally allotting and issuing shares for the exercise of the Warrants; (e) approving the Agent's compensation option; and (f) conditionally allotting and issuing the Agent's Units for issuance and exercise of the Agent's Compensation Options, including the Shares included in the Agent's Units, the Agent's Warrants and the Common Shares for exercise of the Agent's Warrants.	Davis/Toquima	Drafted
8.	Directors' Resolutions of Rubicon approving Amendment No. 1	Davis/Rubicon	Drafted
9.	Originally signed Certificate pages to Amendment No. 1 from Toquima and the Promoters.	Toquima	Out for signature
10..	Originally signed Certificate page to Amendment No. 1 from the Agent.	Agent	
11.	Auditors' Comfort Letter to Agent and Agent's Counsel re September 30, 2004 working capital	Auditor/Agent's Counsel	

		Responsibility	Status
12.	File with the Commissions via SEDAR (with certificates of Toquima and Agent dated within three days of filing) the following: (a) letter to BCSC as principal regulator under NP43-201 (British Columbia); (b) Amendment No. 1 to the Final Prospectus; (c) Amendment to the Agency Agreement; (d) Warrant Transfer Agency Agreement (e) Letter to principal regulator under S. 10.6(4) of NP43-201 (verify) (f) Filing fees: to BCSC - $250 to ASC - $250	Davis	
13.	File Amendment No. 1 with the TSX-V with the following: (a) a copy of the letter to the Commissions; (b) amendment to the Agency Agreement; (c) Warrant Transfer Agency Agreement	Davis	
14.	Obtain receipt under MRRS for Amendment No. 1.	Davis	
15.	Arrange for printing commercial copies of Amendment No. 1.	Davis/Toquima	
16.	Draft and issue press release disclosing the Amended Offering.	Davis/Toquima	
17.	Form 51-102F3, Material Change Report, of Toquima and file with the Commissions and the TSX-V (via SEDAR).	Davis/Toquima	
18	File manually signed SEDAR Form 6, Certificate of Authentication for each signatory to Amendment No. 1 with CDS & Co within 3 days of filing Amendment No. 1	Davis	
	PART X- PRE-CLOSING MATTERS RE: AMENDED OFFERING		
1.	Calculation from Agent of the net proceeds from the Offering after deducting: (a) commission; and (b) costs of Agent and Agent's Counsel.	Agent	
2.	Treasury Order for issuance of unit shares in Amended Offering.	Toquima/Davis	To be updated
3.	Treasury Order for issuance of 50,000 shares to Agent as Corporate Finance Fee.	Toquima/Davis	Drafted
4.	Direction or Order for the issuance of the Warrants included in the units in the Amended Offering.	Toquima/Davis	

		Responsibility	Status
	PART XI - CLOSING MATTERS RE; AMENDED OFFERING		
1.	Certified copy of Directors' Resolutions of Toquima: (a) issuing Shares included in the Units, the Warrants included in the Units to the Subscribers of the Amended Offering and conditionally and allotting Shares for the exercise of the Warrants; (b) approving the Agent's Compensation Option; (c) conditionally allotting and issuing Agent's Units for the exercise of the Agent's Compensation Option, including issuance of Shares and the Warrant included in the Agent's Units, conditionally allotting and issuing shares for the exercise of the Agent's Warrants; and (d) issuing common shares to Agent as Corporate Finance Fee.	Toquima/Davis	Prepared
2.	Share certificates for unit shares of Toquima issued in the Amended Offering and countersigned by Transfer Agent to be delivered to Agent on closing of the Offering.	Davis/ Transfer Agent	
3.	Certificate representing Warrants included in the Units issued in the Amended Offering and countersigned by Transfer Agent to be delivered to Agent on closing of the Amended Offering.	Davis/Transfer Agent	
4.	Agent's Compensation Option (Certificate or Agreement).	Davis/Agent's Counsel	
5.	Share certificate for common shares of Toquima issued to Agent for corporate finance fee to be delivered to Agent on closing of the Amended Offering.	Davis/ Transfer Agent	
6.	Reservation Order to Transfer Agent to issue Toquima common shares on exercise of Warrants included in Units.	Davis	
7.	Receipt for share certificates, warrant certificates, Agent's Compensation Option and share certificate for corporate finance fee with respect to the Amended Offering.	Agent	
8.	Certified cheque or bank draft from Agent in favour of Toquima in the amount of the Net Proceeds from the Amended Offering after deduction of commission and costs.	Agent	
9,	Receipt for certified cheque or bank draft from Agent for the Net Proceeds of the Amended Offering.	Toquima	
10.	Legal Opinion of Davis to Agent and Agent's Counsel dated the Closing Date	Davis	To be updated
11.	Officers Certificate in support of Legal Opinion dated the Closing Date	Davis/Toquima	To be updated
12.	Certificate of Toquima under the Agency Agreement as amended dated the Closing Date	Davis/Toquima	To be updated
13.	Certificate of Good Standing under the British Columbia Business Corporations Act dated the Closing Date	Davis	

		Responsibility	Status
14.	Certificate of Status from the BCSC under the British Columbia Securities Act dated the Closing Date	Davis	
15.	Certificate of Status from the ASC under the Alberta Securities Act dated the Closing Date	Davis	
	Part XII – LRC CLAIMS		
1.	Directors Resolution of Toquima to issue 200,000 shares to Robert D. Thomas, Jr. and Thomas Erwin pursuant to the Toquima US Agreement following the Closing Date	Toquima/Davis	Complete
2.	Certified copy of #1 above	Toquima/Davis	Prepared
3.	Treasury Order with respect to the issuance of 200,000 shares (including US Legend)	Toquima/Davis	Prepared
4.	File Form 45-103F, Report of Exempt Distribution, with the BCSC	Toquima/Davis	Prepared
5.	Instruct US counsel (Dorsey & Whitney) as to filing Form D with the SEC in the appropriate State	Toquima/Davis	
6.	Insider Reports for Robert D. Thomas, Jr. and Thomas P. Erwin	Thomas/Erwin	
	PART XIII - FINAL LISTING APPLICATION TO TSX-V		
1.	Final submission to the TSX-V, including: (a) two original Statutory Declarations in Form 2C completed by each of two authorized directors or officers of Toquima confirming Prospectus disclosure (as amended) (dated within 3 days of the date they are submitted to the TSX-V) and attached to a copy of the Final Prospectus; (b) executed Listing Agreement (Form 2D); (c) copies of all material agreements not previously filed; (d) specimen share certificate of Toquima; (e) Distribution Summary Statement (Form 2E) from Agent; (f) letter from Transfer Agent and registrar confirming appointment, and providing an undertaking to provide the TSX-V with a copy of all treasury orders regarding any issuances of Common Shares; (g) letter from escrow agent confirming appointment as escrow agent and specifying the particulars of the shares held in escrow; (h) certificate from BC Registrar of Companies or legal opinion that Toquima is in good standing and not in default under corporate law; (i) balance of applicable listing fee	Toquima/ Davis/ Agent	
	PART XIV - POST-CLOSING MATTERS		
A.	**Continuous Disclosure Filings**		
1.	Press Release of Toquima announcing completion of Amended Offering, issuance of shares for LRC claims and hold period.	Toquima/ Davis	

		Responsibility	Status
2.	Form 51-102F3, Material Change Report, of Toquima and file with the Commissions and TSX-V (via SEDAR).	Davis	
3.	Insider Reports for new insiders of Toquima and file with the Commissions or SEDI, if applicable	Toquima	
B.	**Final TSX-V Acceptance**		
1.	Notification to TSX-V of closing.	Davis	
2.	Issuance of TSX-V Notice evidencing final acceptance of the Amended Offering.	TSX-V	
3.	File with the TSX-V a letter indicating:	Agent	
	(a) the number and price of the securities distributed pursuant to the Offering;		
	(b) the number of securities reserved for issuance pursuant to the Offering.		
4.	Listing	TSX-V	
C.	**Listing Date Matters**		
	Pine Grove Property		
1.	Directors Resolutions of Toquima conditionally allotting and issuing 30,000 Common Shares to Anthony Eng and Ellen O'Malley Eng to be issued on the Listing Date	Toquima/Davis	Complete
2.	Certified copy of #1 above	Toquima/Davis	
3.	Treasury Order authorizing the issuance of the shares (including US Legend)	Toquima/Davis	Prepared
4.	File Form 45-103F, Report of Exempt Distribution, with the BCSC	Toquima/Davis	Prepared
5.	Instruct US counsel (Dorsey & Whitney) as to making required filings with the SEC in the applicable State	Toquima/Davis	
D.	**Other**		
1.	Invoices from Agent and Agent's Counsel to Toquima for the Agents' and Agent's Counsel's expenses.	Agent/ Agent's Counsel	
2.	Notice to employees, customers, directors, officers and shareholders of Toquima that the financing has taken place and personal information about them has been disclosed to Agent, in compliance with s. 20(3)(c) of *Personal Information Protection Act* (BC).	Davis/ Toquima	

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond A. Hrkac, President and CEO of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending August 31, 2004,

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004

Raymond A. Hrkac

President & CEO

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Nick DeMare, Chief Financial Officer and Director of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28th/04

Nick DeMare

Nick DeMare

Chief Financial Officer and Director

Exemption No. 82-[illegible]

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

October 5, 2004

PRESS RELEASE

Doyle Sill and Seahorse kimberlite results show promise, as exploration team continues to prioritize drill targets

VANCOUVER, British Columbia – Raymond A. Hrkac, President & CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on exploration activities and results.

Kimberlites 100%-owned by GGL Diamond Corp.

Doyle Sill: Two drill core samples obtained from the Doyle Sill were submitted to the DeBeers Geoscience Centre for HMA (heavy mineral analysis) and microprobe analysis late last year. The report, received recently by GGL, stated that the indicator mineral chemistry of spinels and garnets indicates "significant sampling of a depleted mantle that is potentially diamond bearing." Further, the report states that "based on indicator major element chemistry, the kimberlite shows high diamond-bearing potential and favourable redox conditions for diamond preservation."

These results support GGL's decision to continue exploration and sampling of the Doyle Sill.

Seahorse Kimberlites: In 2002, the Company drilled three kimberlite pipes subsequently named Rainier, Shasta, and Adams, on the wholly-owned Seahorse group of claims, 40 kilometres southwest of the Ekati Diamond Mine. In 2004, two core samples from each of the Rainier and Shasta kimberlites were submitted to the De Beers Geoscience Centre for HMA analysis.

The report for the Rainier kimberlite concludes that indicator mineral chemistry from the Rainier samples reveals "minor overall sampling of high grains with compositions typical of diamondiferous kimberlites." In addition, each of the two samples, weighing 4.92 and 4.36 kilograms, contained a +0.105mm microdiamond. . Microdiamonds were not returned from previous larger samples.

The report for the Shasta kimberlite states: "Geothermobarometry estimates (temperature and pressure) support sampling of mantle within the diamond stability field."

Because kimberlites tend to occur in clusters and fields – and these known kimberlites have tapped the diamond stability field -- these results bode well for the remaining targets on the Seahorse claims.

Airborne Geophysical Surveys

Using the preliminary data received from the Fugro geophysical surveys, a total of 33 new targets on the Seahorse and Courageous claims are being evaluated. Several have good kimberlite indicator mineral support from previous sampling, and new sampling has now been completed on a number of the promising targets after ground checking.

Kimberlite Indicator Mineral Sampling

Samples have been taken in selected areas on the 100%-owned Doyle claims, the Courageous, Seahorse, Starfish and Zip claims.

Compilation of the results from the exploration work will help to prioritize the large number of good quality drill targets for the coming winter drill season.

Further details and results from summer activities are being compiled for inclusion in GGL's quarterly financial statement for the period ended August 31, 2004, which will be published later this month.

Board of Directors

R. Timothe Huot of Montreal has resigned as a director of the Company for business reasons unrelated to GGL's operations. I wish to thank Tim for his time and input on behalf of the Company.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.